CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/133 date 07.07.2006 pages incl. cover

06015370

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs!

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. «Information about events that may significantly affect price of securities of the Issuer» (English and Russian versions – 1 page each);
2. News release about the results of the Annual Meeting of OJSC «CenterTelecom» Shareholders - 2 pages;
3. News release about the results of financial activities of OJSC «CenterTelecom» in 2005 according to the IAS - 3 pages;
4. News release about Standard &Poors assignment of the rating to the fifth bond issue of OJSC «CenterTelecom» - 1 page.

General Director S.V. Pridantsev

7/21

CENTER TELECOM

PRESS-RELEASE

RECEIVED
2006 JUL 21 P 2:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EBITDA increased by 37.8% to 7.2 bn rubles according to results of 2005 (IFRS)

Moscow, June 30, 2006. The largest telecommunication operator of the Central Federal District of the RF OJSC «CenterTelecom» has summarized the results of its activities in 2005 according to the International Financial Reporting Accounting Standards (IFRS). According to the results of the year, the Company's revenues increased by 10.3% while the expenditures increased by 4.6% and EBITDA rose by 37.2%.

Key financial indexes (mln rubles)

	2005	2004	2005 /2004
Revenues	28 701	26 029	10.3%
Operating expenditures	26 434	25 272	4.6%
Operating profit	2 266	757	199.6%
Pre-tax profit and minority shares	(228)	(847)	- 73%
EBITDA	7 240	5 276	37.2%
EBITDA margin, %	25%	20%	
Net profit	(649)	(1 001)	- 35.2%
Non-current assets	35 597	34 887	2.0%
Long-term liabilities	10 131	16 315	- 37.9%
Short-term liabilities	19 195	12 639	51.9%
Net monetary funds from core activities	4 844	2 270	113.4%
Net monetary funds for investment activities	(5 394)	(8 458)	- 36.2%
Net monetary funds received from financial activities	128	6 552	- 98.0%

Consolidated revenues of OJSC «CenterTelecom» in 2005 amounted to 28 701 mln rubles. So, the Company's revenues growth rate made 10.3% comparing with 2004 (26 029 mln rubles). The growth of CenterTelecom's revenues was connected, first of all, with increase of revenues from local telephone connections by 36.8%, which resulted from the growth of the network numbering capacity (number of main stations at the end of 2005 made 6 420 thousand numbers) and reconsideration of tariffs for provision of local communication services, increase of revenues from provision of new services by 43.5%, and increase by 32.2% of revenues from provision of services to the Russian communication operators.

Revenues from provision of local, domestic long-distance and international telephone connections (37.7%, 30.4% and 6.0% respectively) remain the key components in the Company's revenues structure.

Structure of revenues from communication services (mln rubles)

Revenues	2005	2004	2005 /2004
Provision of domestic long-distance telephone connections	8 711	9 146	-4.7%
Provision of international telephone connections	1 734	1 782	-2.7%
Provision of local telephone connections	10 818	7 907	36.8%
Charge for installation and connection	1 422	2 038	-30.2%
Documentary communication	56	89	-37.1%
Mobile communication services	267	322	-17.0%
Radio and television broadcasting	710	678	4.7%
Data transmission and telematic services	456	388	17.5%
New services	1 318	919	43.5%
Telephone channels lease	246	188	31.0%
Services provided to the Russian communication operators	966	731	32.2%
Other communication services	903	814	11.0%
Other services	1 092	1 028	6.2%
Total:	**28 701**	**26 029**	**10.3%**

Operating expenditures of OJSC «CenterTelecom» in 2005 increased by 4.6% and amounted to 26 434 mln rubles. The expenditures dynamics resulted from introduction of new equipment at the end of 2004, which led to increase of amortization costs by 14.5% and tax assignments by 23.8%. At the same time the Company's purposeful activities on enhancement of the OJSC «CenterTelecom» accounts receivable structure allowed to reduce expenditures on creation of bad debts reserve by 64.3%.

Structure of operating expenditures (mln rubles)

Operating expenditures	2005	2004	2005/2004
Payroll	10 198	9 713	5,0%
Deterioration and amortization	4 861	4 243	14,5%
Inventories, repair and maintenance	2 720	2 500	8,8%
Taxes, excluding profit tax	774	625	23,8%
Payments to communication operators for traffic processing	4 004	4 056	-1,3%
Expenditures on creation of bad debts reserve	297	831	-64,3%
Other operating expenditures	3 582	3 303	8,5%
Total:	**26 434**	**25 272**	**4,6%**

Making comments on the results of activities for 2005 according to the IFRS, General Director of OJSC «CenterTelecom» Sergei Pridantsev noted that the Company managed to overcome the negative tendency of the expenditures growth rate exceeding the growth rate of revenues. «Efficiency increase was achieved, first of all, in the key for CenterTelecom segments – local telephone communication and new services. It allows us today to retain the leading position of the Company in the telecommunication market of the Central Federal District. In 2006 the

efforts of the management will be focused on the further increase of the Company's economic efficiency. CenterTelecom will reduce the total level of capital investments, but, at the same time, the amount of funds invested into development of new profitable communication services will be increased. This strategy will allow to increase the Company's profit», - stressed Sergei Pridantsev.

Full text of audited consolidated financial statements of OJSC «CenterTelecom» according to IFRS for 2005 is available at the Company's web site (www.centertelecom.ru/eng/investor/finratings/mfco/year/)

The audit of the financial statements was conducted by the independent audit company «Ernst and Young» LLC.

***

Some statements of this news release are "forward-looking statements" and influenced by the risks, uncertainty factor and other factors, and as a result of this influence actual results may appreciably differ from the results mentioned in the news release.

The Company bears no obligation to disclose publicly any update related to the news release either to reflect the events or circumstances, which will take place after the date of this news release, or to point out unforeseen events, except for the cases, when such disclosure shall be demanded pursuant to the US Federal laws on securities.

For details contact:
Director of Public and Investors Relations Department
Yana Lavrentyeva
+7 (495) 793-24-86
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

CENTER TELECOM

Results of Annual General Meeting of OJSC "CenterTelecom" Shareholders Moscow, June 30, 2006. On June 28, 2006 the Annual General Meeting of OJSC «CenterTelecom» Shareholders was held.

According to the agenda, **shareholders approved** the Annual Report, Annual Financial Statements, including Profit and Loss Report (profit and loss accounts) of the Company, profit distribution, including dividends payment (announcement), and the Company's losses according to the results of the reporting (2005) financial year.

The Shareholders Meeting made decision to pay **annual dividends** according to the results of OJSC «CenterTelecom» activities in 2005:
0.1270937 rubles per one preference share till August 27, 2006;
0.0674191 rubles per one common share till December 20, 2006.
The total amount of dividends to be paid is 173.2 million rubles. According to the results of 2004, trhe total amount of paid dividends amounted to 139.2 million rubles, therefore the growth made 24.9%.

According to the voting results, the Board of Directors of OJSC «CenterTelecom» was elected consisting of the following memebers:
Boris D. Antonyuk – Deputy Minister of Information Technologies and Communication of the Russian Federation
Nikolai B. Arutyunov – Head of the Analytic Division of the Moscow representative office of NCH Advisors, Inc.
Andrei V. Beskorovayny – Head of the Federal Communication Agency
Valery V. Degtyarev – General Director of CJSC «Professional Telecommunications»
Alexander N. Kiselev – General Director of OJSC «Svyazinvest»
Sergei I. Kuznetsov – First Deputy General Director of OJSC «Svyazinvest»
Dmitry A. Milovantsev – Deputy Minister of Information Technologies and Communication of the Russian Federation
Oksana V. Petrova – Deputy Head of Division under Corporate Governance Department of OJSC «Svyazinvest»
Victor D. Savchenko – Executive Director – Director of Legal Department of OJSC «Svyazinvest»
Elena P. Selvich – Director of Finance Department of OJSC «Svyazinvest»
Valery N. Yashin – member of the Board of Directors
The Audit Commission was elected consisting of the following members:
Stanislav P. Avdiyants – Executive Director – Director of Economic and Tariff Policy of OJSC «Svyazinvest»
Valentina F. Veremyanina – Deputy Director of Legal Department of OJSC «Svyazinvest»
Elena P. Degtyareva – Senior Expert of Telecommunications Department of OJSC «Svyazinvest»
Olga G. Koroleva – Chief Accountant of OJSC «Svyazinvest»
Sergei V. Podosinov – Head of Division under Internal Audit Department of OJSC «Svyazinvest»
Ilya V. Ponomarev – Deputy Director of Economic Planning and Budgeting Department of OJSC «Svyazinvest»
Ivan V. Topolya – Deputy Head of Division under Accounting Department of OJSC «Svyazinvest»

«Ernst and Young» LLC was appointed by the decision of the shareholders as **the Company's auditor** for 2006.

The Shareholders Meeting approved the new edition of the Charter of OJSC «CenterTelecom», the new edition of the Regulations on the Company's Board of Directors, the new edition of the Regulations on the General Shareholders Meeting, the new edition of the Regulations on the Audit Commission, standards (interest) for defining the amount of annual remuneration to be paid to the members of the Company's Board of Directors elected at the last Annual General Shareholders Meeting.

The Shareholders Meeting also **made decision to** quit OJSC «CenterTelecom» participation in «Association of payphone operators, equipment manufacturers, research and development, project and design organizations in the field of telecommunications».

Summarizing the results of the meeting, General Director of OJSC «CenterTelecom» Sergei Pridantsev said: «The past year wasn't easy for fixed-line operators as well as CenterTelecom. In 2005 the Company worked under conditions of significant competitive environment changes related, first of all, to the high rates of development of mobile communication operators, increase of the regional alternative communication operators activity and updating of the legislative base of the industry. However, despite all these problems, the Company reached all the performance indexes set in the business plan for 2005 approved by the Board of Directors. Now, the top-priority task for us is dynamic development and increase of the business efficiency, achievement of financial stability, prosperity of the Company, its employees and shareholders».

At the first meeting of the Board of Directors **Alexander N. Kiselev** was **elected Chairman** and **Sergei Iv. Kuznetsov** was elected **Deputy Chairman** of the Board of Directors.

For details contact:
Director of Public and Investor Relations Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru

***

OJSC «CenterTelecom» is the largest fixed-line telecommunication company operating in the Central Federal District, where more than 20% of the Russian population live. The Company provides citizens with the wide range of telecommunication services, including local and intraareal telephone communication services, high speed Internet access via xDSL technology, data transmission, wireline and on-air radio broadcasting, cable TV broadcasting and also provides connection services and traffic processing services to other communication operators. The Company actively develops broadband multiservice backbone networks and customer access networks on the basis of cutting-edge telecommunication technologies.

CENTER TELECOM

Standard and Poor's assigned rating to fifth bond issue of OJSC «CenterTelecom»

Moscow, June 26, 2006. - Standard & Poor's announced «ruBBB-» rating on National Scale to be given to the scheduled issue of preference unsecured bonds in the amount of 3.0 bn rubles (USD 111 mln) of the incumbent fixed-line operator OJSC «CenterTelecom» (B-/Stable—; ruBBB-). The rating assigned to the bonds issue corresponds to the OJSC «CenterTelecom» rating on National Scale.

Credit analyst of Standard & Poor's Lorenzo Slyusarev noted positive changes in the operational and financial performance of the Company for the last 18 months. «Strong positions of the company in the regional market of telecommunication services along with the increasing quality and technical features of its network and positive changes in tariffs regulation and conditions of interconnections have positive influence on the level of the company's creditworthiness» - added Mr.Slyusarev.

Making comments on the rating, General Director of OJSC "CenterTelecom" Sergei Pridantsev noted that it had been expected. "Today we are completing development of a new financial strategy, the key parameteres of which in short-term perspective will be aimed at costs reduction and increase of operating efficiency, reduction of capex and leverage. And this bonded debt is one of the elements of our strategy», - he said. «I'm sure it will serve as a tool in achievement of our goals».

Information on ratings is available at Standard & Poor's web site: www.standardandpoors.com

For details contact:
Director of Public&Investors Relation Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru
www.centertelecom.ru

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество "Центральная телекоммуникационная компания"***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-A***
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	***Для данного вида сообщений публикация в периодическом печатном издании не предусмотрена***

2.Содержание сообщения

О раскрытии акционерным обществом промежуточной (квартальной) или годовой финансовой (бухгалтерской) отчетности, и/или промежуточной (квартальной) или годовой сводной (консолидированной) финансовой (бухгалтерской) отчетности, подготовленной в соответствии с Международными стандартами финансовой отчетности (МСФО) или общепринятыми принципами бухгалтерского учета США (US GAAP).

2.1. Вид финансовой (бухгалтерской) отчетности эмитента (консолидированная или юридического лица), подготовленной в соответствии с Международными стандартами финансовой отчетности (МСФО) или общепринятыми принципами бухгалтерского учета США (US GAAP), а также отчетный период, за который составлена указанная финансовая (бухгалтерская) отчетность: ***консолидированная финансовая отчетность за 2005 год.***

2.2. Дата направления (представления) акционерным обществом финансовой (бухгалтерской) отчетности соответствующему органу (организации), регулирующему рынок иностранных ценных бумаг, иностранному организатору торговли на рынке ценных бумаг и/или иным организациям в соответствии с иностранным правом для целей ее раскрытия среди неограниченного круга лиц: ***03.07.2006г.***

2.3. Стандарты финансовой отчетности, использованные для подготовки финансовой (бухгалтерской) отчетности эмитента (МСФО или US GAAP): ***Международные стандарты финансовой отчетности (МСФО).***

2.4. Фамилия, имя, отчество индивидуального аудитора или полное фирменное наименование и место нахождения аудиторской организации, данные о лицензии (номер, дата выдачи, срок действия, орган, выдавший лицензию) на осуществление аудиторской деятельности в случае, когда в отношении соответствующей финансовой (бухгалтерской) отчетности проведен аудит, или указание на то, что в отношении указанной финансовой (бухгалтерской) отчетности акционерного общества аудит не проводился:

Полное фирменное наименование аудиторской организации:

Общество с ограниченной ответственностью "Эрнст энд Янг"

Место нахождения:

Россия, 115035, Москва, Садовническая наб., 77, стр.1

Данные о лицензии:

Номер лицензии: ***Е002138***

Дата выдачи: ***30.09.2002***

Срок действия: ***до 30.09.2007***

Орган, выдавший лицензию: Министерство Финансов Российской Федерации

3. Подпись

3.1. Генеральный директор
ОАО «ЦентрТелеком» _______________ С.В. Приданцев

3.2. Дата «03» июля 2006г.

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

2. Contents of the notice

About Joint-Stock Company's disclosure of intermediate (quarterly) or annual financial (accounting) statements, and/or intermediate (quarterly) or annual summary (consolidated) financial (accounting) statements issued in correspondence with the International Accounting Standards (IAS) or the US Generally Accepted Accounting Principles (US GAAP).

2.1. Type of financial (accounting) statements of the Issuer (consolidated or of legal entity) issued in correspondence with the International Accounting Standards (IAS) or the US Generally Accepted Accounting Principles (US GAAP), and the reporting period, for which the mentioned financial (accounting) statements have been drawn up: ***consolidated financial statements for 2005.***
2.2. Date, on which the Joint-Stock Company filed (submitted) financial (accounting) statements to the corresponding body (organization) regulating foreign securities market, foreign trade organizer in securities market and/or other organizations in correspondence with the foreign legislation for the purposes of their disclosure among the unlimited number of persons: ***July 3, 2006.***
2.3. Standards of financial statements used for drawing up of the Issuer's financial (accounting) statements (IAS or US GAAP): ***International Accounting Standards (IAS).***
2.4. Surname, name, patronymic name of individual auditor of full corporate name and location of audit organization, information about lisence (number, issue date, validity period, name of the body, which issued the lisence) for audit activities, if the corresponding financial (accounting) statements were audited, or there are indications that the mentioned financial (accounting) statements of the Joint-Stock Company weren't audited:
Full corporate name of the audit organization:
Limited Liability Company "Ernst and Young"
Location:
77 Sadovnicheskaya Embankment, building 1, Moscow, 115035, Russia
Information about lisence:
Number of lisence: ***E002138***
Issue date: ***30.09.2002***
Validity period: ***till September 30, 2007***
The body, which issued the lisence: ***Ministry of Finance of the Russian Federation***

3. Signature

3.1. General Director
OJSC «CenterTelecom» ________________ S.V. Pridantsev
Seal

3.2. Date: July 3, 2006.